Coach, Inc.					Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	June 27, 2015	June 28, 2014	June 29, 2013	June 30, 2012	July 2, 2011
	(in millions)
Determination of Earnings:
Income before provision for income taxes and loss from equity investees	$611.6	$1,122.3	$1,526.9	$1,512.7	$1,305.9
Plus: Fixed charges	130.8	107.4	95.5	87.7	70.8
Earnings available to cover fixed charges	$742.4	$1,229.7	$1,622.4	$1,600.4	$1,376.7

Fixed Charges:
Interest expense (none capitalized)	$11.9	$1.7	$1.4	$5.0	$1.8
Interest portion of rent expense (1/3)	118.9	105.7	94.1	82.7	69.0
Total fixed charges	$130.8	$107.4	$95.5	$87.7	$70.8

Ratio of earnings to fixed charges(1)	5.7	11.4	17.0	18.2	19.4

(1) All ratios shown in the above table have been calculated using unrounded numbers.